UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

Alliqua, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019621101

(CUSIP Number)

Richard Rosenblum
c/o Harborview Advisors LLC
850 Third Avenue, Suite 1801
New York, NY  10022
(646) 218-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019621101                                             13D                                              Page 2 of 10 Pages

1		NAME OF REPORTING PERSON Harborview Master Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☑

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 27,981,999
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 27,981,999
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,981,999
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 019621101                                        13D                                              Page 3 of 10 Pages

1		NAME OF REPORTING PERSON Harborview Value Master Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☑

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 7,812,499
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 7,812,499
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,812,499
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 019621101                                        13D                                              Page 4 of 10 Pages

1		NAME OF REPORTING PERSON Harborview Advisors, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☑

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES	7	SOLE VOTING POWER 35,794,498
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 35,794,498
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,794,498
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 019621101                                        13D                                              Page 5 of 10 Pages

1		NAME OF REPORTING PERSON Richard Rosenblum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☑

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 37,794,4981
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
WITH PERSON	10	SHARED DISPOSITIVE POWER 37,794,4981
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,794,4981
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14		TYPE OF REPORTING PERSON IN

1 Comprised of (i) 35,794,498 shares of common stock held by the entities listed on the pages above and (ii) 2,000,000 shares of common stock issuable to Mr. Rosenblum upon exercise of the vested portion of a stock option.

CUSIP No. 019621101                                        13D                                              Page 6 of 10 Pages

1		NAME OF REPORTING PERSON David Stefansky
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☑

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 37,794,4982
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 37,794,4982
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,794,4982
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14		TYPE OF REPORTING PERSON IN

2  Comprised of (i) 35,794,498 shares of common stock held by the entities listed on the pages above and (ii) 2,000,000 shares of common stock issuable to Mr. Stefansky upon exercise of the vested portion of a stock option.

CUSIP No. 019621101                                        13D                                              Page 7 of 10 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed by and on behalf of each reporting person to amend the Schedule 13D related to the Common Stock of the Issuer filed on May 21, 2010 (the “Schedule 13D”). This Amendment No. 1 is filed to disclose an increase in the percentage of the Common Stock that may be deemed to be beneficially owned by the reporting persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Alliqua, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 850 Third Avenue, Suite 1801, New York, New York 10022.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

The shares of Common Stock reported as issuable to Rosenblum and Stefansky upon exercise of the vested portion of a stock option were issued as compensation for service as directors and officers of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) are amended and restated in their entirety as follows:

(a) (b) Harborview Master Fund is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Master Fund Shares”). Harborview Value Fund is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Value Fund Shares”). The Harborview Master Fund Shares and the Harborview Value Fund Shares are also reported as beneficially owned by Harborview Advisors, as the general partner of Harborview Master Fund and Harborview Value Fund, and by Rosenblum and Stefansky, as the managing members of Harborview Advisors. By reason of these relationships, each of Harborview Master Fund and Harborview Advisors are reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Master Fund Shares, each of Harborview Value Fund and Harborview Advisors are reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Value Fund Shares, and each of Rosenblum and Stefansky are reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Harborview Master Fund Shares and the Harborview Value Fund Shares.  Rosenblum and Stefansky each also beneficially own 2,000,000 shares of Common Stock of the Issuer issuable to upon exercise of the vested portion of a stock option.  Each of Rosenblum and Stefansky are the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto.

All percentages set forth in this statement are based on 199,694,158 shares of Common Stock outstanding as of January 10, 2011.

(c) Each of Rosenblum and Stefansky received a stock option grant pursuant to the Issuer’s 2001 Incentive Stock Plan on December 9, 2010, which they each accepted on December 31, 2010.  The options are comprised of 5,000,000 shares of the Issuer’s Common Stock each, which shares vest as follows: (i) 1,000,000 shares vested immediately on December 31, 2010, (ii) 1,000,000 shares vested on January 3, 2011 upon the creation of a board of directors of the Issuer that fully complied with the corporate governance requirements set forth in Sections 801-809 of the NYSE Amex Rules, and (iii) 3,000,000 shares will vest upon the listing of the Issuer on a national securities exchange.  The options have an exercise price of $0.145 per share.  Except as described above, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

CUSIP No. 019621101                                        13D                                              Page 8 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 3 is amended to add the following:

Each of Rosenblum and Stefansky hold a stock option comprised of 5,000,000 shares of the Issuer’s Common Stock each, which shares vest as follows: (i) 1,000,000 shares vested immediately on December 31, 2010, (ii) 1,000,000 shares vested on January 3, 2011 upon the creation of a board of directors of the Issuer that fully complied with the corporate governance requirements set forth in Sections 801-809 of the NYSE Amex Rules, and (iii) 3,000,000 shares will vest upon the listing of the Issuer on a national securities exchange.  The options have an exercise price of $0.145 per share.

The foregoing description of the stock options held by Rosenblum and Stefansky does not purport to be complete and is qualified in its entirety by reference to the Issuer’s 2001 Incentive Stock Plan and the Form of Nonstatutory Stock Option Agreement, which are filed as Exhibits 99.1 and 99.2 hereto and incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

The following are filed as exhibits hereto:
Exhibit	Description of Exhibit
99.1	2001 Incentive Stock Plan (incorporated by reference from Exhibit 99.1 to the Issuer’s Registration Statement on Form S-8 (File No. 333-105083) filed May 8, 2003).
99.2	Form of Nonstatutory Stock Option Agreement.
99.3	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.3 to the Schedule 13D relating to the common stock of the issuer filed May 21, 2010 by the reporting persons).

CUSIP No. 019621101                                        13D                                              Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 10, 2011

Harborview Master Fund, L.P.

By:	Harborview Advisors, LLC, its general partner

By:	/s/ Richard Rosenblum
	Name:	Richard Rosenblum
	Title	Managing Member

Harborview Value Master Fund, L.P.

By:	Harborview Advisors, LLC, its general partner

By:	/s/ Richard Rosenblum
	Name:	Richard Rosenblum
	Title	Managing Member

Harborview Advisors, LLC

By:	/s/ Richard Rosenblum
	Name:	Richard Rosenblum
	Title	Managing Member

Richard Rosenblum

/s/ Richard Rosenblum

David Stefansky

/s/ David Stefansky

CUSIP No. 019621101                                        13D                                              Page 10 of 10 Pages

EXHIBITS

Exhibit	Description of Exhibit
99.1	2001 Incentive Stock Plan (incorporated by reference from Exhibit 99.1 to the Issuer’s Registration Statement on Form S-8 (File No. 333-105083) filed May 8, 2003).
99.2	Form of Nonstatutory Stock Option Agreement.
99.3	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.3 to the Schedule 13D relating to the common stock of the issuer filed May 21, 2010 by the reporting persons).